Exhibit 99.1

IsoEnergy Signs Exploration Agreement with Kineepik Métis Local to Support Responsible Uranium Exploration in Saskatchewan

TORONTO, Aug. 24, 2026 /CNW/ -- IsoEnergy Ltd. ("IsoEnergy", or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce that it has entered into an Exploration Agreement (the "Exploration Agreement" or the "Agreement") with Kineepik Métis Local Inc. ("Kineepik"). Kineepik represents Métis rights holders who live within the Kineepik Use and Occupancy Area, including members and residents of Pinehouse, Saskatchewan.

The Exploration Agreement establishes a framework for ongoing engagement, information sharing and collaboration as IsoEnergy advances exploration in the area. The Agreement also provides for Kineepik community members and businesses to participate in exploration activities through business, employment and training opportunities.

Philip Williams, CEO and Director of IsoEnergy, commented, "IsoEnergy has a long-standing commitment to working collaboratively with the communities in the areas where we operate. This Agreement formalizes our relationship with Kineepik and establishes a clear framework for ongoing engagement as we advance exploration across our Saskatchewan portfolio. It also provides meaningful opportunities for Kineepik members and businesses to participate in and benefit from our activities. We look forward to continuing to build this relationship through open dialogue, mutual respect and responsible exploration."

Mike Natomagan, President of Kineepik Métis Local, commented, "This Agreement is a milestone for Kineepik in our partnership with IsoEnergy. Exploration agreements ensure that we are involved in the exploration that continues to impact our communities.  They outline how we will stay informed, give us a voice in exploration, and makes sure exploration in our territory is done responsibly. We welcome opportunities for our people to participate through training, employment, and business opportunities. IsoEnergy has shown a willingness to work with us in a transparent and respectful way, and we look forward to building this relationship to the benefit of both KML and IsoEnergy."

About Kineepik Métis Local Inc.

The Northern Village of Pinehouse (NVP) is located within the traditional land and occupancy area of the Indigenous people of Kineepik Métis Local (KML). The lands surrounding the Missinippi (Churchill River) watershed have supported the gathering of food, shelter, and essential materials since time immemorial.

As a result of the strong, collaborative relationship between KML and NVP, residents routinely benefit from significant employment and business opportunities associated with projects occurring within KML territory. The community takes great pride in the work ethic of KML and NVP citizens, who consistently contribute to the wellbeing of both the community and the province.

Through community-owned businesses, local profits have been reinvested into priority projects such as energy-efficient housing, youth infrastructure including the community hockey arena, and a 12-unit Elders' housing facility, demonstrating our commitment to building a strong, sustainable future.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of U.S. securities laws (collectively, "forward-looking statements"). Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration and development activities and ongoing collaboration between the Company and Kineepik and its members. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration activities are as anticipated; that the anticipated cost of planned exploration activities are as expected; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry; and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking statements are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

X: @IsoEnergyLtd
www.isoenergy.ca

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For More Information, Please Contact: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333

CO: IsoEnergy Ltd.

CNW 07:00e 24-AUG-26